Filed Pursuant to Rule 433

Registration No. 333-140954

November 12, 2008

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated November 12, 2008)

Issuer:	Georgia Power Company
Security:	Series 2008D 6.00% Senior Notes due November 1, 2013
Expected Ratings*:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$400,000,000
Public Offering Price:	99.936%
Maturity Date:	November 1, 2013
Treasury Benchmark:	2.75% due October 31, 2013
US Treasury Yield:	2.416%
Spread to Treasury:	360 basis points
Re-offer Yield:	6.016%
Make-Whole Call:	T+50 basis points
Coupon:	6.00%
Interest Payment Dates:	May 1 and November 1 of each year beginning May 1, 2009
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	373334 JM4
Trade Date:	November 12, 2008
Expected Settlement Date:	November 19, 2008 (T+5)
Joint Book-Running Managers:	Banc of America Securities LLC Barclays Capital Inc. Goldman, Sachs & Co.
Co-Managers:	Greenwich Capital Markets, Inc. Mitsubishi UFJ Securities International plc
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Banc of America Securities LLC toll-free at 1-800-294-1322, Barclays Capital Inc. toll free at 1-888-227-2275, Ext. 2663 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.